SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F     X            Form 40-F
                            ---                        ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No   X
                             ---                 ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated April 16, 2004, announcing that WorldHeart will hold a telephone conference call for shareholders, media and interested members of the financial community following the release of WorldHeart's first quarter results for financial year 2004 on April 22, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

WorldHeart Reports Q1 Financial Results

Ottawa, ON - April 16, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) will hold a telephone conference call for shareholders, media and interested members of the financial community following the release of the first quarter results for financial year 2004.

The results will be released via Canada NewsWire and PR Newswire at approximately 4:00 p.m. (EST) on April 22, 2004, and will be followed by a conference call at 4:30 pm (EST). Mr. Roderick Bryden, President and Chief Executive Officer will host the call. Mr. Mark Goudie, Vice President Finance and Chief Financial Officer, will accompany him.

To participate, please call 1-800-814-4862 ten minutes prior to the call beginning. A recording of the presentation and question period will be available for review starting at 6:30 p.m. (EST) on April 22, 2004. The recording can be accessed at 1-877-289-8525 and entering reservation number 21047161#. It will be available until midnight on May 22, 2004.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of implantable pulsatile ventricular assist devices including Novacor(R) LVAS.

Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  April 19, 2004              By:      /s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer